

July 14, 2023

Neill P. Reynolds
Executive Vice President and Chief Financial Officer
Wolfspeed, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

>   **Re: Wolfspeed, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 26, 2022**
>   **Filed August 22, 2022**
>   **Form 8-K Filed January 25, 2023**
>   **File No. 001-40863**

Dear Neill P. Reynolds:

We have reviewed your responses to our comment letters dated May 10, 2023 and March 10, 2023 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

Form 8-K Filed January 25, 2023

Exhibit 99.1, page 7

1.   Please refer to prior comment 5 of our letter dated March 10, 2023. Based on your March 24, 2023 response, factory start-up costs and underutilization costs appear to be normal operating expenses necessary to operate your business. As such, the adjustments to your non-GAAP financial measures for these costs are inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations in future filings to remove these adjustments.

You may contact Jeffrey Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing